UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

People’s Republic of China, 241003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 25, 2025, WORK Medical Technology Group LTD (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor named therein (collectively, the “Purchasers”), pursuant to which, the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 22,055,096Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.0005 per share (the “Shares”); and (ii) pre-funded warrants to purchase up to 16,944,238 Class A Ordinary Shares (the “Pre-Funded Warrants”). The purchase price for each Class A Ordinary Share was $0.075 and the purchase price for each Pre-Funded Warrant was $0.075.

The Registered Direct Offering closed on September 26, 2025. The Company received approximately $2.9 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to any Purchaser, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0005 per share. The Pre-Funded Warrants were exercisable immediately at any time until exercised in full (subject to the beneficial ownership limitation described above), and were exercised in full by the Purchasers thereof on September 25, 2025.

The Purchase Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors, executive officers, and 10% and greater shareholders of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the ninety (90) day period following the closing of the Registered Direct Offering. In addition, the Company agreed (i) to be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Class A Ordinary Shares or Ordinary Share Equivalents (as defined in the Purchase Agreement) involving a Variable Rate Transaction (as defined in the Purchase Agreement) during the forty five (45) day period after the closing of the Registered Direct Offering; (ii) not to issue any Class A Ordinary Shares or file any registration statement, except as set forth in the Prospectus Supplement (defined below) or the Purchase Agreement during the thirty (30) day period following the closing of the Registered Direct Offering.

The Shares, the Pre-Funded Warrants, and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3(File No. 333-289943) (the “Registration Statement”), previously filed and declared effective by the U.S Securities and Exchange Commission (the “Commission”) on September 15, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 26, 2025 (the “Prospectus Supplement”).

On September 25, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (8.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent for its out-of-pocket expenses in connection with the Registered Direct Offering in an amount not to exceed $100,000.

The foregoing summaries of the Pre-Funded Warrants, the Placement Agency Agreement, and the Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 4.1, 10.1, and 10.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Registered Direct Offering entitled “WORK Medical Technology Group LTD Announces Pricing of $2.9 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

Copies of the opinions of Ogier (Cayman) LLP and Hunter Taubman Fischer & Li LLC relating to the legality of the issuance and sale of the Shares and the Pre-Funded Warrants are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the registration statement on Form F-3(File No. 333-289943) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended September 30, 2024, filed with the Commission on February 14, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Ogier (Cayman) LLP
5.2	Opinion of Hunter Taubman Fischer & Li LLC
10.1	Placement Agency Agreement, dated September 25, 2025, by and between the Company and Univest Securities LLC
10.2	Form of Securities Purchase Agreement, dated September 25, 2025, by and between the Company and the purchaser thereto
23.1	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer

Date: September 29, 2025

4